EXHIBIT 2.1

CONFORMED COPY

AMENDMENT NO. 1 TO STOCK PURCHASE AGREEMENT

      AMENDMENT No. 1 (this “Amendment”), dated as of November 28, 2003, to the Stock Purchase Agreement (the “Agreement”), dated as of October 21, 2003 among TPG Holding Company Limited, a Cayman Islands limited liability company (the “Seller”), and Envoy Corporation, a Delaware corporation (the “Purchaser”). Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Agreement (as defined below).

WITNESSETH:

      WHEREAS, the parties have entered into the Agreement whereby the Seller has agreed to sell the Shares to the Purchaser and the Purchaser has agreed to buy the Shares;

      WHEREAS, concurrently with the execution and delivery of this Amendment, the Seller and the Purchaser have mutually agreed to withdraw, and have so withdrawn, all filings made prior to the date hereof pursuant to the HSR Act with respect to the transactions contemplated by the Agreement, and have mutually agreed to make, and have so made, new filings with the appropriate Governmental Authorities pursuant to the HSR Act with respect to the transactions contemplated by the Agreement;

      WHEREAS, pursuant to and in accordance with Section 10.07 of the Agreement, the parties wish to amend the Agreement as set forth in this Amendment;

      NOW, THEREFORE, in consideration of the rights and obligations contained herein, and for other good and valuable consideration, the adequacy of which is hereby acknowledged, the parties agree as follows:

      Section 1. Regulatory and Other Authorizations; Notices and Consents. The phrase “and to use its reasonable efforts to make such filing within five (5) Business Days of the date hereof, but in no event later than ten (10) Business Days after the date hereof,” shall be deleted from Section 5.04(a) of the Agreement.

      Section 2. Termination. Section 9.01(c) of the Agreement is amended to read as follows:

               (c) by either the Seller or the Purchaser if the Closing shall not have occurred by the later of (i) December 31, 2003 or (ii) the third (3rd) Business Day following the expiration of the initial waiting period under the HSR Act (the “Termination Date”); provided, however, that such date shall be extended until the ninetieth (90th) day following the date on which a second request is made pursuant to the HSR Act with respect to the transactions contemplated by the Agreement (such ninetieth day being referred to herein as the “Extended Termination Date”) if upon the Termination Date the only conditions precedent to the Closing (other than those conditions which by their terms are to be satisfied at the Closing) that remain unsatisfied are those set forth in Sections 7.01(b) and 7.02(b); provided further, however, that in the event the Seller delivers a Schedule Update Notice to the Purchaser pursuant to Section 5.05(c) less than ten (10) Business Days prior to the Termination Date or the Extended Termination Date, the Termination Date or the Extended Termination Date, as applicable, shall be extended by the number of Business Days equal to (i) ten (10) less (ii) the number of Business Days preceding the Termination Date or the Extended Termination Date, as applicable, that the Purchaser received such Schedule Update Notice; and provided further, however, that the right to terminate this Agreement under this Section 9.01(c) shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date;

      Section 3. Closing Date. In the event that the initial waiting period under the HSR Act expires on December 31, 2003 or within five Business Days prior to such date and the parties have not received a notice of early termination or a second request under the HSR Act with respect to the transactions contemplated by the Agreement, the parties agree to cooperate and take all reasonable measures to cause the Closing to occur on or before December 31, 2003.

      Section 4. Assignment. This Amendment may not be assigned by operation of law or otherwise without the express written consent of the Seller and the Purchaser (which consent may be granted or withheld in the sole discretion of the Seller or the Purchaser); provided, however, that the Purchaser may assign this Amendment or any of its rights and obligations hereunder to one or more Affiliates of the Purchaser without the consent of the Seller and provided further, however, that such an assignment by the Purchaser shall not release the Purchaser from any of its obligations hereunder.

      Section 5. No Third Party Beneficiary. This Amendment shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person, including, without limitation, any union or any employee or former employee of the Seller, any legal or equitable right, benefit or remedy of any nature whatsoever, including any rights of employment for any specified period, under or by reason of this Agreement.

      Section 6. Entire Agreement. This Amendment constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, between the Seller and Purchaser with respect to the subject matter hereof. Except as amended by this Amendment, the Agreement shall continue in full force and effect.

      Section 7. Severability. If any term or other provision of this Amendment is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Amendment shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Amendment is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Amendment so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated by this Amendment are consummated as originally contemplated to the greatest extent possible.

      Section 8. Counterparts. This Amendment may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

      Section 9. Governing Law. This Amendment shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts executed in and to be performed in that State (without regard to conflicts of law provisions thereof).

      IN WITNESS WHEREOF, the Seller and the Purchaser have caused this Amendment to be executed by as of the date first written above by their respective officers thereunto duly authorized.

TPG HOLDING COMPANY LIMITED

By: /s/ Henry A. Thompson

Name: Henry A. Thompson Title: Vice President

ENVOY CORPORATION

By: /s/ Frank J. Failla, Jr.

Name: Frank J. Failla, Jr. Title: Vice President

4